InfoSpi, Inc.
19495 Biscayne Blvd., Suite 411
Aventura, Florida 33180
Phone (305) 932 9795

February 8, 2011

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: Raj Rahan
         Senior Staff Accountant
         Brian K. Blanderi
         Branch Chief
         Tia Jenkins
         Senior Assistant Chief Accountant

Re:  InfoSpi, Inc.
        Form 10-K for Fiscal Year Ended
        December 31, 2009
        Filed May 14, 2010
        File No. 000-53104

To Whom It May Concern:

On behalf of InfoSpi, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated November 5,  2010 (the “SEC Letter”) regarding the Annual Report on Form 10-K (the “Annual Report”).

Form 10-K for the Fiscal Year Ended December 31, 2009

Risks Related to our Common Stock, page 13

1.  In accordance with the staff’s comments, the disclosure regarding the total issued and outstanding shares of common stock has been revised throughout the Annual Report, including the risk factor on page 13, to 69,990,268. We will ensure that the amended quarterly reports on Form 10-Q for the periods ended March 31, 2010 and June 30, 2010, respectively, will accurately reflect the total issued and outstanding shares as of the respective dates.

Securities and Exchange Commission
Page Two
February 8, 2011

Report of Independent Registered Public Accounting Firm, page 24

2.  In accordance with the staff’s comments, the Annual Report has been amended to include the report of independent registered public accounting firm, Randall N. Drake, CPA, P.A, dated February 3, 2011 regarding the audit of the financial statements of the Company for fiscal year ended December 31, 2009 (the “Audit Report”).

3.   In accordance with the staff’s comments, please be advised that the Company has filed a Current Report on Form 8-K regarding the restatement of certain of its financial statements. Furthermore, the Quarterly Report on Form 10-Q for September 30, 2009 and the Annual Report have been revised to include such disclosure. The Company also intends to include the disclosure presented below in its amended quarterly reports on Form 10-Q for the periods ended March 31, 2010 and June 30, 2010:

“This Annual Report on Form 10-K is being amended based upon the advisement from our newly appointed public accountants, Randall N. Drake, CPA., P.A. (“Drake”), that our financial statements reviewed and/or audited by our prior independent public accountant, Cornell, Beale & Leigh, LLC (CB&L”), for the quarters referenced below as filed with the Securities and Exchange Commission could not be relied upon since CB&L is not registered under the Public Company Accounting Oversight Board (the “PCAOB”):

Period Ended                                         Form                                         Date Filed with SEC

September 30, 2009                                10-Q                                         November 23, 2009
December 31, 2009                                 10-K                                         April 14, 2010
March 31, 2010                                       10-Q                                         April 24, 2010
June 30, 2010                                           10-Q                                        August 13, 2010

As a result, our Board of Directors concluded on December 5, 2010 that our previously issued financial statements for the periods above should no longer be relied upon. Therefore, we are restating our financial statements for fiscal year ended December 31, 2009 to reflect: (i) previous unrecorded expenses; (ii) additional common stock issuances; (iii) change in earnings per share; and (iv) the effect on retained earnings (deficit). We are also amending the disclosure in the Annual Report to reflect these changes.”

4.   In accordance with the staff’s comments, please be advised that the scope and opinion paragraphs of the Audit Report have been revised to opine upon the cumulative period from inception (December 31, 2007) through December 31, 2009.

Securities and Exchange Commission
Page Three
February 8, 2011

Statement of Changes in Stockholders’ Equity, page 28 and Note 4. Stockholder’ Equity – Common Stock, page 31

5.  In accordance with the staff’s comment, the financial statements have been revised to reflect the issuance of the 28,571,429 shares of common stock of the Company.

Notes to Financial Statements

General

6.  In accordance with the staff’s comments, the naming convention for all non-SEC accounting and financial reporting standards has been revised accordingly.

Item 9A. Controls and Procedures, page 33

7.  Please be advised that the Company intends to include current management’s report on internal control over financial reporting in accordance with Item 308T of Regulation S-K in its upcoming filing of its annual report on Form 10-K for fiscal year ended December 31, 2010. It is current management’s position that it is unable to include such a report on internal control over financial reporting when none of the current officers or directors were officers or directors at fiscal year ended December 31, 2009.

8.  Please be advised that the Annual Report was revised to reflect that current management does not believe that internal controls and procedures were effective as of December 31, 2009. However, management intends to include detailed disclosure in the upcoming filing of its annual report on Form 10-K for fiscal year ended December 31, 2010 of the effectiveness of the Company’s disclosure controls and procedures during the quarters ended September 30, 2009, December 31, 2009, March 31, 2010 and June 30, 2010. It is management’s position that such disclosure controls and procedures were not effective and a detailed analysis will be provided as to the reasons and analysis of prior management and the disclosure controls and procedures then in place.

Changes in Internal Controls, page 33

9.  Please be advised that management has designed new internal controls and procedures to ensure: (a) effectiveness and efficiency of operations; (b) reliability of financial reporting; and (c) compliance with laws and regulations. To that end, management will provide a controlled environment which organizes and influences its people.

Securities and Exchange Commission
Page Four
February 8, 2011

In early January 2011, the Company acquired new office space and relocated its headquarters. Additionally, management is establishing an information and communication system for its executives and employees allowing them to carry out their responsibilities in an organized and process driven manner.

Following the recent change in control the following steps have been implemented:

(a)
The new public accounting firm Randall N. Drake, CPA, P.A. has been engaged to review and or audit the Company’s Restated Financial Statements beginning with the Quarterly Report for period ended September 30, 2009.

(b)
The firm engaged an accounting facilitator to assist with: (a) compiling and maintaining the Company’s financial records; (b) assisting the bookkeeping staff with proper recording of transactions; (c) maintaining permanent accounting records and proper backup procedures; and (d) to provide continuing monitoring of accounting functions throughout the company. In addition, the facilitator will perform a risk assessment which identifies and analyzes the relevant risks management should address in order to achievement of its objectives. The facilitator will also assist with the preparation of written policies and procedures that will help ensure management directives are carried out.

(c)
The President/Chief Executive Officer is serving as the point of communication between the Company and the audit firm. Communication between the President/Chief Executive Officer and the audit firm’s engagement partner has been established to ensure that the audit is aware of management’s intent and actions.

Other Exchange Act Reports

10.  In accordance with the staff’s comments, please be advised that the quarterly report on Form 10-Q for period ended September 30, 2009 has been filed as revised to comply with the SEC comments, and the quarterly report on Form 10-Q for the periods ended March 31, 2010 and June 30, 2010 will be revised and subsequently filed.

Securities and Exchange Commission
Page Five
February 8, 2011

11.  Please be advised that current management does not believe it has sufficient facts necessary to provide accurate disclosure regarding the date of resignation of Stan J.H. Lee CPA and the subsequent appointment of Cornell, Beale & Leigh LLC and the information required by Item 304 of Regulation S-K.

Form 10-Q for the Quarter Ended June 30, 2010

Financial Statements

General

12.  In accordance with the staff’s comments, please be advised that statement of operations and statement of cash flows data for the appropriate interim periods has been included as required by Rule 8-03 of Regulation S-X.

Notes to Financial Statements

13.  In accordance with the staff’s comments, please be advised that the amount of the recorded development costs of $27,600 and the capitalization thereof has been restated and described in the restated financials. The reason as to the inclusion and appropriateness of such capitalization relates to one item (accrued expense) for an engineering firm.

Item IV.  Controls and Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, page 19

14.  Please be advised in that in accordance with the staff’s comments, management’s report on internal control over financial reporting will be removed from the quarterly reports for periods ended March 31, 2010 and June 30, 2010, respectively, as filed.

Securities and Exchange Commission
Page Six
February 8, 2011

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

InfoSpi, Inc.

By:	/s/ Dror Svorai
Dror Svorai, President//Chief Executive Officer